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                              June 25, 2024

       Alexander Edgarov
       Chief Executive Officer
       InFinT Acquisition Corp
       32 Broadway, Suite 401
       New York, New York 10004

                                                        Re: InFinT Acquisition
Corp
                                                            Amendment No. 9 to
Registration Statement on Form S-4
                                                            Filed June 13, 2024
                                                            File No. 333-267662

       Dear Alexander Edgarov:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our [Month day, year] letter.

       Amendment No. 9 to Form S-4

       Exhibits

   1. We note that the legal opinion filed as Exhibit 5.1 is dated April 17, 2023. We further note that you have amended
the governing documents of InFinT Acquisition Corporation
                                                        multiple times since
that date, and the certificate of good standing referenced in the opinion is April 5,
2023. Please file an updated legal opinion. In addition, please remove the assumptions in 2.12
and 2.14, as well as the assumption in 2.10 that the Registration
                                                        Statement has been duly
filed with the Commission. Refer to Staff Legal Bulletin 19
                                                        (October 14, 2011).
 Alexander Edgarov
FirstName  LastNameAlexander Edgarov
InFinT Acquisition Corp
Comapany
June       NameInFinT Acquisition Corp
     25, 2024
June 25,
Page 2 2024 Page 2
FirstName LastName
       Please contact Tony Watson at 202-551-3318 or Adam Phippen at 202-551-3336 if you
have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Erin Jaskot at 202-551-3442 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services